EXHIBIT 12.2

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in millions, except ratios)

Full Year
2002
Excluding Interest on Deposits
Income before income taxes	$2,519

Fixed charges:
Interest expense	8,505
One-third of rents, net of income from subleases (a)	293

Total fixed charges	8,798

Less: Equity in undistributed income of affiliates	(85)

Earnings before taxes and fixed charges, excluding capitalized interest	$11,232

Fixed charges, as above	$8,798
Preferred stock dividends (pre-tax)	77

Fixed charges including preferred stock dividends	$8,875

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.27

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$8,875
Add: Interest on deposits	5,253

Total fixed charges including preferred stock dividends and interest on deposits	$14,128

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$11,232
Add: Interest on deposits	5,253

Total earnings before taxes, fixed charges and interest on deposits	$16,485

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.17

(a)	The proportion deemed representative of the interest factor.